CREAM MINERALS LTD.

(an exploration stage company)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended September 30, 2007 and 2006

(The Company’s independent auditor has not performed a review of these interim consolidated financial statements)

The Company’s independent auditor has not performed a review of these interim consolidated financial statements.

CREAM MINERALS LTD.

(an exploration stage company)

Consolidated Interim Balance Sheets
(unaudited – prepared by management)

	September 30,	March 31,
	2007	2007

Assets

Current assets
Cash and cash equivalents	$ 29,942	$ 202,486
Short term investments	--	35,750
Taxes recoverable	147,429	91,972
Due from related parties (Note 7)	79,559	11,999
Accounts receivable and prepaid expenses	40,133	62,530
	297,063	404,737

Mineral property interests (Notes 3 and 9)	5,414,934	3,837,781
Equipment (Note 4)	240,416	177,998
Investments (Note 5)	37,176	31,706
Reclamation and other deposits	13,000	3,000

	$ 6,002,589	$ 4,455,222

Liabilities

Current liabilities
Accounts payable and accrued liabilities	$ 574,998	$ 304,473
Accounts payable, related parties (Notes 7 and 8)	578,449	96,654
	1,153,447	401,127
Shareholders’ equity
Share capital (Note 6)
Authorized: Unlimited number of common shares without par value
Issued and fully paid: 44,708,809 (March 31, 2007 – 41,801,343) common shares	22,674,108	21,482,992
Warrants	176,539	349,830
Contributed surplus	1,276,579	816,439
Deficit	(19,283,554)	(18,595,166)
Accumulated other comprehensive income (Notes 2 and 5)	5,470	--
	4,849,142	4,054,095
	$ 6,002,589	$ 4,455,222

Going concern and nature of operations (Note 1)

Subsequent events (Notes 1, 3 and 8)

See accompanying notes to consolidated interim financial statements.

Approved on behalf of the board of Directors

/s/Frank A. Lang

/s/Robin Merrifield

Frank A. Lang

Robin Merrifield

The Company’s independent auditor has not performed a review of these interim consolidated financial statements.

CREAM MINERALS LTD.

(an exploration stage company)

Consolidated Interim Statements of Operations

(unaudited – prepared by management)

	Three Months Ended September 30,		Six Months Ended September 30,
	2007	2006	2007	2006

Expenses
Amortization	$ 103	$ 371	$ 420	$ 743
Foreign exchange	691	62	27,986	1,421
Legal, accounting and audit	13,820	14,124	24,649	16,974
Management fees	32,500	19,000	67,000	40,000
Office and administration	30,373	28,649	55,196	49,310
Property investigations	1,343	12,132	1,703	12,132
Salaries and benefits	47,867	29,891	80,699	46,017
Shareholder communications	81,862	53,070	152,605	146,193
Stock-based compensation	108,082	18,045	279,067	47,322
Travel and conferences	1,636	900	1,971	2,859
Interest and other income	(703)	(614)	(2,908)	(7,996)
	317,574	175,630	688,388	354,975

Loss for the period	317,574	175,630	688,388	354,975

Deficit, beginning of period	18,965,980	18,111,161	18,595,166	17,931,816

Deficit, end of period	$ 19,283,554	$ 18,286,791	$ 19,283,554	$ 18,286,791

Loss per share, basic and diluted	$ 0.01	$ 0.00	$ 0.02	$ 0.01

Weighted average number of common shares outstanding – basic and diluted	44,242,782	36,234,278	43,917,925	38,646,684
Number of common shares outstanding at end of period	44,708,809	38,765,343	44,708,809	38,765,343

Interim Statement of Comprehensive Income

(Unaudited – prepared by management)

	Three months ended September 30, 2007	Six months ended September 30, 2007
Loss for the period before comprehensive income	$ (317,574)	$ (688,388)
Unrealized (losses) gains on investments	(20,027)	2,868
Comprehensive loss	$ (337,601)	$ (685,520)

See accompanying notes to interim consolidated financial statements.

The Company’s independent auditor has not performed a review of these interim consolidated financial statements.

CREAM MINERALS LTD.

(an exploration stage company)

Consolidated Interim Statements of Shareholders’ Equity
(unaudited – prepared by management)

	Common Shares Without Par Value		Comprehensive Income	Warrants	Contributed Surplus	Deficit	Total Shareholders’
	Shares	Amount					Equity
Balance, March 31, 2006	34,766,276	$ 18,530,383	$ --	$ --	$ 795,881	$ (17,931,816)	$ 1,394,448
Stock options exercised	877,900	251,432	--	--	(80,462)	--	170,970
Warrants exercised	90,500	40,725	--	--	--	--	40,725
Private placements, less share issue costs	5,500,000	2,425,285	--	349,830	--	--	2,775,115
Mineral property interests
Goldsmith Claims	50,000	29,000	--	--	--	--	29,000
Lucky Jack Claims	50,000	27,500	--	--	--	--	27,500
Stephens Lake – Trout Claims	16,667	8,667	--	--	--	--	8,667
Kootenay Gemstone Property	100,000	49,000	--	--	--	--	49,000
Casierra Diamond Licences	300,000	99,000	--	--	--	--	99,000
Wine Claims	50,000	22,000	--	--	--	--	22,000
Stock-based compensation	--	--	--	--	101,020	--	101,020
Loss for the year	--	--	--	--	--	(663,350)	(663,350)
Balance, March 31, 2007	41,801,343	21,482,992	--	349,830	816,439	(18,595,166)	4,054,095
Stock options exercised	1,145,500	392,565	--	--	(140,434)	--	252,131
Warrants exercised	1,745,300	785,385	--	--	--	--	785,385
Stock-based compensation	--	--	--	--	432,165	--	432,165
Unvested options cancelled	--	--	--	--	(4,882)		(4,882)
Warrants expired	--	--	--	(173,291)	173,291	--	--
Transition adjustment to opening balance	--	--	2,602	--	--	--	2,602
Mineral property interests
Stephens Lake – Trout Claims	16,666	13,166	--	--	--	--	13,166
Unrealized gains on investments for the period	--	--	2,868	--	--	--	2,868
Loss for the period	--	--	--	--	--	(688,388)	(688,388)
Balance, September 30, 2007	44,708,809	$ 22,674,108	$ 5,470	$ 176,539	$ 1,276,579	$ (19,283,554)	$ 4,849,142

See accompanying notes to interim consolidated financial statements.

The Company’s independent auditor has not performed a review of these interim consolidated financial statements.

CREAM MINERALS LTD.

(an exploration stage company)

Interim Consolidated Statements of Cash Flows

(unaudited – prepared by management)

	Three Months Ended September 30,		Six Months Ended September 30,
	2007	2006	2007	2006
Cash provided by (used for):

Operations
Loss for the period	$ (317,574)	$ (175,630)	$ (688,388)	$ (354,975)
Items not involving cash
Amortization	103	371	420	743
Stock-based compensation	108,082	18,045	279,067	47,322
Changes in non-cash working capital
Accounts receivable and prepaids	9,427	60,117	22,397	2,948
Taxes recoverable	(17,740)	(6,442)	(55,457)	(10,246)
Short term investments	--	--	35,750	--
Accounts payable and accrued liabilities	785	(3,872)	14,064	2,331
	(216,917)	(107,411)	(392,147)	(311,877)
Investing activities
Mineral property interests
Acquisition costs	(13,334)	(16,789)	(89,910)	(52,047)
Exploration and development costs	(487,319)	(308,937)	(1,159,215)	(1,259,244)
Equipment purchases	(29,589)	(98,056)	(116,664)	(151,144)
	(530,242)	(423,782)	(1,365,789)	(1,462,435)
Financing activities
Common shares issued for cash	189,131	44,431	1,037,516	1,926,340
Due to / from related parties	331,599	13,029	547,876	10,629
	520,730	57,460	1,585,392	1,936,969

Increase (decrease) in cash and cash equivalents during the period	(226,429)	(473,733)	(172,544)	162,657

Cash and cash equivalents, beginning of period	256,371	1,035,205	202,486	398,815

Cash and cash equivalents, end of period	$ 29,942	$ 561,472	$ 29,942	$ 561,472

Supplemental information
Adjustment to contributed surplus for stock option exercises	$ 129,252	$ 62,571	$ 140,434	$ 73,753
Shares issued for mineral property interests	$ 13,166	$ 8,667	$ 13,166	$ 164,167
Stock-based compensation included in mineral property interests	$ 18,562	$ --	$ 148,216	$ --

See accompanying notes to interim consolidated financial statements.

The Company’s independent auditor has not performed a review of these interim consolidated financial statements.

CREAM MINERALS LTD.

(an exploration stage company)

Notes to the Interim Consolidated Financial Statements

For the three and six months ended September 30, 2007 and 2006

(expressed in Canadian dollars)

(Unaudited – prepared by management)

1.

Going concern and nature of operations:

Cream Minerals Ltd. (the “Company”) is incorporated in the Province of British Columbia under the Business Corporations Act of British Columbia, and its principal business activity is the exploration of mineral properties, currently in Mexico, Sierra Leone and Canada.

These consolidated financial statements have been prepared on a going-concern basis, which implies that the Company will continue realizing its assets and discharging its liabilities in the normal course of business.  Accordingly, they do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and liquidate its liabilities, contingent obligations and commitments in other than the normal course of business and at amounts different from those in these financial statements.

The Company had a loss of $688,388 for the six months ended September 30, 2007, and the Company had a working capital deficiency, defined as current assets less current liabilities, as at September 30, 2007, of $856,384, with an accumulated deficit of $19,283,554.

The Company has capitalized $5,414,934 (March 31, 2007 – $3,837,781) in acquisition and related exploration and development costs on its mineral properties.  On the Nuevo Milenio property in Mexico, tax payments are required to be made twice yearly on an escalating basis, in January and July of each year, to maintain the concessions.  In addition, the Company must make cash payments of $138,333 and issue 66,666 common shares in fiscal 2008 to maintain the mineral property interests held at March 31, 2007.  During the period, cash payments of $13,333 have been made and 16,666 common shares have been issued.  Subsequent to September 30, 2007, no cash payments have been made, and no common shares have been issued related to the Company’s mineral property interests.

Without additional external funding to meet existing obligations and to finance further exploration and development work on its mineral properties, there is substantial doubt as to the Company’s ability to continue as a going concern.  Although the Company has been successful securing financing to date, there can be no assurance that additional funding will be available in the future.  The financial statements do not reflect the adjustments to the carrying values of assets and liabilities that would be necessary if the Company were unable to achieve profitable mining operations or obtain adequate financing.  Such adjustments could be material.

CREAM MINERALS LTD.

(an exploration stage company)

Notes to the Interim Consolidated Financial Statements

For the three and six months ended September 30, 2007 and 2006

(expressed in Canadian dollars)

(unaudited – Prepared by Management)

2.

Accounting policies:

Basis of presentation

The accompanying financial statements for the interim periods ended September 30, 2007 and 2006, are prepared on the basis of accounting principles generally accepted in Canada and are unaudited, but in the opinion of management, reflect all adjustments (consisting of normal recurring accruals) necessary for fair presentation of the financial position, operations and changes in financial results for the interim periods presented.  The financial statements for the interim periods are not necessarily indicative of the results to be expected for the full year.  These financial statements do not contain the detail or footnote disclosure concerning accounting policies and other matters, which would be included in full year financial statements, and therefore should be read in conjunction with the Company’s audited financial statements for the year ended March 31, 2007.

The accounting policies followed by the Company are set out in Note 2 to the audited financial statements for the year ended March 31, 2007, and have been consistently followed in the preparation of these financial statement except that the Company has adopted the following Canadian Institute of Chartered Accountants guidelines effective for the Company’s first interim period commencing April 1, 2007:

(a)

Section 3855 – Financial Instruments – Recognition and Measurement.  Section 3855 requires that all financial assets, except those classified as held to maturity, and derivative financial instruments, must be measured at fair value.  All financial liabilities must be measured at fair value when they are classified as held for trading; otherwise, they are measured at cost.  Investments available for sale are reported at fair market value (or mark to market) based on quoted market prices with unrealized gains or losses excluded from earnings and reported as other comprehensive income or loss.  Investments subject to significant influence are reported at cost and not adjusted to fair market value.  All of the Company’s investments have been designated as available for sale.

(b)

Section 1530 – Comprehensive Income.  Comprehensive income is the change in the Company’s net assets that result from transaction, events and circumstances from sources other than the Company’s shareholders and includes items that would not normally be included in earnings or loss such as unexercised gains or losses on available-for sale investments. Other comprehensive income includes the holding gains and losses from available-for-sale securities which are not included in earnings or losses until realized.

(c)

Transition adjustment to opening balance. The adoption of Sections 1530 and 3855 impacts the opening equity and losses of the Company.  The unrealized gain on the available for sale securities from purchase to March 31, 2007, was $2,602, which is reported as an adjustment to the opening balance of accumulated other comprehensive income.  The unrealized gain on the available for sale securities for the six months ended September 30, 2007, was $2,868, which is reported in the current period.  There would be no tax impact resulting from adjustments arising from comprehensive income as there are unrecorded income tax assets that would result in no income tax being payable.

CREAM MINERALS LTD.

(an exploration stage company)

Notes to the Interim Consolidated Financial Statements

For the three and six months ended September 30, 2007 and 2006

(expressed in Canadian dollars)

(unaudited – Prepared by Management)

3.

Mineral property interests:

Detailed accumulated costs in respect to the Company’s mineral property interests owned, leased or under option are disclosed in Note 9.  Property payments made on the Company’s mineral property interests during the six months ended September 30, 2007 are detailed below.

(a)

Stephens Lake Property

The Company has a one-third interest, along with Sultan Minerals Inc. and ValGold Resources Ltd. (“Sultan” and “ValGold” or the “Companies”) in its initial Mineral Exploration Licence Number 64 and staked claims to the north and contiguous in Manitoba (“the Stephens Lake property”).

The Company also, jointly with Sultan and ValGold, acquired an option on two staked claims, the Trout and Trout 1 claims, which are contiguous with and encompassed by the Stephens Lake Claim Group.

Under the terms of the Trout Claim Group agreement, the Companies agreed to make cash payments totaling $110,000 and issue 200,001 common shares (66,667 shares in the capital of each of the three companies) to the optionor over a 36-month period from July 22, 2004.  At September 30, 2007, the Companies had earned the full interest in the property, by making the final cash payment of $13,333 and issuing 16,666 common shares.  Having earned the 75% interest, the Companies and the optionor may enter into a 75:25 joint venture for the further exploration and development of the Trout Claim Group.

4.

Equipment:

	Cost	Accumulated Depreciation	Net Book Value September 30, 2007	Cost	Accumulated Depreciation	Net Book Value March 31, 2007
Vehicles	$ 102,382	$ 39,505	$ 62,877	$ 57,283	$ 33,745	$ 23,538
Office equipment	1,573	433	1,140	1,573	292	1,281
Computer equipment	17,606	10,645	6,961	16,673	7,404	9,269
Field equipment	243,276	73,838	169,438	192,833	48,923	143,910
	$ 364,837	$ 124,421	$ 240,416	$ 268,362	$ 90,364	$ 177,998

CREAM MINERALS LTD.

(an exploration stage company)

Notes to the Interim Consolidated Financial Statements

For the three and six months ended September 30, 2007 and 2006

(expressed in Canadian dollars)

(unaudited – Prepared by Management)

5.

Investments:

	Number of Shares	Cost	Accumulated unrealized holding gains	Fair Value
Publicly traded companies:
ValGold Resources Ltd.	100,000	$30,000	$3,500	$33,500
Abitibi Mining Corp.	7,000	210	840	1,050
Stingray Resources Ltd.	2,016	698	814	1,512
Emgold Mining Corporation	2,000	480	(210)	270
Sultan Minerals Inc.	2,630	316	526	842
		31,704	5,470	37,174
Non-public companies:
Terra Gaia Inc.	100,000	1	--	1
LMC Management Services Ltd. (Note 7a)	1	1	--	1
		$31,706	$5,470	$37,176

The quoted market value of the above listed publicly traded securities at March 31, 2007, was $34,306.  Terra Gaia Inc. and LMC Management Services Ltd. are private companies.

6.

Share capital:

Authorized

Unlimited number of common shares without par value.

Issued and fully paid

See interim consolidated statements of equity.

Stock options

The Company has a stock option plan for its directors and employees to acquire common shares of the Company at a price determined by the fair market value of the shares at the date of grant.  The Company may issue up to 7,752,268 common shares under the plan.  At September 30, 2007, 5,226,150 (March 31, 2007, 3,770,400) stock options have been granted and are outstanding, exercisable for up to five years.  The stock option plan provides for vesting of 25% on the date of grant and 25% every six months thereafter.

During the period ended September 30, 2007, the fair value of 1,855,000 stock options granted was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:  Risk free interest rate – 4%; expected life in years – 3.25, and expected volatility of 82%.  The fair value per option granted during the period was $0.28.

CREAM MINERALS LTD.

(an exploration stage company)

Notes to the Interim Consolidated Financial Statements

For the three and six months ended September 30, 2007 and 2006

(expressed in Canadian dollars)

(unaudited – Prepared by Management)

6.

Share capital (continued):

Stock options (continued)

The Company also granted 780,000 stock options for investor relations services.  These options were granted as follows: 260,000 at a price of $0.75, 260,000 at a price of $0.85, and 260,000 at a price of $0.85, all with an expiry date of September 21, 2012.  The fair value of the stock options granted was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:  Risk free interest rate – 4.59%; expected life in years – 1.5, and expected volatility of 92%.  The fair value per option at the time of grant was $0.13, $0.125 and $0.11 for the options granted at prices of $0.65, $0.75 and $0.85, respectively.  These options will be revalued at each quarter end, and at September 30, 2007, have the same values as at the date of grant.

The following table summarizes information on stock options outstanding at September 30, 2007:

Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life
$0.54	1,027,300	1.22 years
$0.54	11,250	0.16 years
$0.30	416,100	2.02 years
$0.165	715,000	2.84 years
$0.54	70,000	0.16 years
$0.50	100,000	3.70 years
$0.53	310,000	4.28 years
$0.50	1,796,500	4.55 years
$0.65	260,000	4.98 years
$0.75	260,000	4.98 years
$0.85	260,000	4.98 years

A summary of the changes in stock options for the six months ended September 30, 2007, is presented below:

	Number of Shares	Weighted Average Exercise Price
Balance, March 31, 2007	3,770,400	$0.34
Exercised	(1,145,400)	$0.22
Unvested options cancelled	(33,750)	$0.50
Granted	2,635,000	$0.57
Balance, September 30, 2007	5,226,150	$0.49
Exercisable at September 30, 2007	3,113,775	$0.40

CREAM MINERALS LTD.

(an exploration stage company)

Notes to the Interim Consolidated Financial Statements

For the three and six months ended September 30, 2007 and 2006

(expressed in Canadian dollars)

(unaudited – Prepared by Management)

6.

Share capital (continued):

Share purchase warrants

As at September 30, 2007, the following share purchase warrants issued in connection with private placements were outstanding:

Number of Warrants	Exercise Price	Expiry Date
1,000,000	$0.40	March 21, 2008
1,250,000	$0.50	February 21, 2009
2,250,000

During the six months ended September 30, 2007, 164,200 warrants exercisable at a price of $0.45 expired unexercised, and 1,500,000 warrants exercisable at $0.75 expired, unexercised.  During the six months ended September 30, 2007, 1,745,300 warrants were exercised at $0.45.

7.

Related party transactions and balances:

	Six months ended September 30,
	2007	2006
Services rendered during the period:
LMC Management Services Ltd. (a)	$ 155,365	$ 120,991
Lang Mining Corporation (b)	60,000	30,000
Kent Avenue Consulting Ltd. (d)	7,000	10,000
Fred Holcapek (e)	US$51,000	US$30,000
	September 30, 2007	March 31, 2007
Balances receivable from:
LMC Management Services Ltd. (a)	$ --	$ 11,999
Ainsworth Jenkins - Casierra project (c)	79,382	--
Directors	177	--
	$ 79,559	$ 11,999
Balances payable to:
Ainsworth Jenkins - Casierra project (c)	--	49,612
LMC Management Services Ltd. (a)	33,289	--
Directors	545,160	47,042
	$ 578,449	$ 96,654

(a)

Management, administrative, geological and other services are provided by LMC Management Services Ltd. (“LMC”), a private company held jointly by the Company and other public companies to provide services on a full cost recovery basis to the various public entities currently sharing office space with the Company.  Currently the Company has a 25% interest in LMC.  Three months of estimated working capital is required to be on deposit with LMC under the terms of the services agreement.  There is no difference between the cost of $1 and the equity value.

(b)

Lang Mining Corporation (“Lang Mining”) is a private company controlled by Frank A. Lang, the president of the Company.  Lang Mining provided management services at a rate of $5,000 per month from April 1 to October 31, 2006 and $10,000 per month since November 1, 2006.

CREAM MINERALS LTD.

(an exploration stage company)

Notes to the Interim Consolidated Financial Statements

For the three and six months ended September 30, 2007 and 2006

(expressed in Canadian dollars)

(unaudited – Prepared by Management)

7.

Related party transactions and balances (continued):

(c)

Frank A. Lang holds approximately 33% of the issued and outstanding shares of Casierra Diamond Corporation, incorporated in British Columbia and its wholly-owned subsidiary company, Casierra Development Fund Inc., also incorporated in British Columbia, which hold an interest in two prospecting licence areas for diamonds and other minerals and metals in Sierra Leone, West Africa.

(d)

Consulting fees were paid indirectly to Kent Avenue Consulting Ltd., a private company controlled by a director, Sargent H. Berner.  These fees were paid through LMC, and are also included in the balance for services provided by LMC Management Services Ltd.  Any amount owing to Kent Avenue Consulting Ltd. is owed to LMC, and so is included in the net receivable from LMC.

(e)

Fees were paid to Fred Holcapek, a director of the Company and an officer of the subsidiary in Mexico, at a rate of US$8,500 per month for administrative and geological services.

(f)

The Company’s investments in public companies include shares of Emgold Mining Corporation, Sultan, and ValGold, companies with directors and management in common with the Company. The Company also holds interests in the Stephens Lake property jointly with Sultan and ValGold.

(g)

Balances payable to related parties, and balances receivable from related parties are non-interest bearing and due on demand.

8.

Subsequent events:

Subsequent to September 30, 2007:

(a)

A financing announced and reported in the interim period ended June 30, 2007, of flow-through units was not completed; and

(b)

subject to regulatory approval, the Company will issue 411,764 common shares to Frank Lang, pursuant to a bonus agreement entered into relating to a loan agreement for funds advanced by Mr. Lang to the Company.  The loan agreement is for a total of $700,000 to be repaid by October 26, 2008.  Interest is to be paid at an annual rate of 6%, payable quarterly, commencing 90 days from the receipt of regulatory acceptance; and

(c)

subject to regulatory approval, the Company announced a non-brokered private placement at a price of $0.45 per unit.  Each unit is to be comprised of one common share and one-half of one non-transferable share purchase warrant.  Each whole share purchase warrant will entitle the holder to purchase one additional common share of Cream for a period of 24 months from closing at an exercise price of $0.55 per share in the first twelve (12) months and $0.65 per share for the balance of the two-year term.

CREAM MINERALS LTD.

(an exploration stage company)

Notes to the Interim Consolidated Financial Statements

For the three and six months ended September 30, 2007 and 2006

(expressed in Canadian dollars)

(unaudited – Prepared by Management)

8.

Subsequent events (continued):

(d)

the Company entered into an agreement, subject to regulatory approval, to acquire 100% interest in the Grand Nickel Project, being the Cedar 1, MB7355 and MEL 324B claims, located in the Thompson Nickel Belt, approximately 40 kilometres north-west of the town of Grand Rapids, Manitoba.  The Company can earn its interest in the property by making payments to the optionor totaling $100,000 and issuing 200,000 common shares over a 48-month period from the date of regulatory approval.  The Company must also incur exploration expenditures on the property totaling $5,000 within one year following the date of regulatory approval, $10,000 cumulative prior to the second anniversary of regulatory approval, $15,000 cumulative prior to the third anniversary of regulatory approval, and $20,000 cumulative prior to the fourth anniversary of regulatory approval.  During the first year of the agreement, the Company is to pay $5,000 and issue 50,000 common shares to the optionor; and make a cash payment of $10,000 and issue an additional 50,000 common shares one year following the date of regulatory approval.  Upon fulfilling the obligations set out above, the Company will earn a 100% right, title and interest in the property subject only to a 2.0% Net Smelter Return royalty (“NSR”) payable to the optionor from the production of gold, silver and all base metals and other minerals from the Property.  The Company has the right to reduce the NSR to 1.0% by the payment of $1,000,000 to the optionor at any time up to and including the commencement of commercial production.

CREAM MINERALS LTD.

(an exploration stage company)

Notes to the Interim Consolidated Financial Statements

For the three and six months ended September 30, 2007 and 2006

(expressed in Canadian dollars)

(unaudited – Prepared by Management)

9.

Mineral property interests:

Six months ended September 30, 2007	Casierra Property, Sierra Leone	Kaslo Silver Property, British Columbia	Goldsmith and Other Properties, British Columbia	Manitoba Properties, Manitoba	Nuevo Milenio Property, Mexico	Total September 30, 2007
Acquisition costs
Balance, beginning of period	$ 199,241	$ 9,520	$ 519,773	$ 87,552	$ --	$ 816,086
Incurred during the period	--	260	48,151	41,499	--	89,910
Balance, end of period	199,241	9,780	567,924	129,051	--	905,996

Exploration and development costs
Incurred during the period
Assays and analysis	1,630	--	151	1,338	10,328	13,447
Community relations	328	--	--	--	--	328
Dredging and bulk sampling	22,449	--	--	--	--	22,449
Drilling	--	--	--	120,470	448,739	569,209
Geological and geophysical	93,344	397	7,692	12,832	88,630	202,895
Site activities	235,777	81	1,496	752	87,511	325,617
Stock-based compensation	99,402	--	--	--	48,814	148,216
Travel and accommodation	127,679	--	2,178	69,432	18,593	217,882
	580,609	478	11,517	204,824	702,615	1,500,043
Government assistance / recoveries	--	--	--	(12,800)	--	(12,800)
Balance, beginning of period	1,531,782	150,563	220,266	41,368	1,077,716	3,021,695
Balance, end of period	2,112,391	151,041	231,783	233,392	1,780,331	4,508,938
Total Mineral Property Interests	$ 2,311,632	$ 160,821	$ 799,707	$ 362,443	$ 1,780,331	$ 5,414,934

CREAM MINERALS LTD.

(an exploration stage company)

Notes to the Interim Consolidated Financial Statements

For the three and six months ended September 30, 2007 and 2006

(expressed in Canadian dollars)

(unaudited – Prepared by Management)

9.

Mineral property interests (continued):

Year ended March 31, 2007	Casierra Property, Sierra Leone	Kaslo Silver Property, British Columbia	Goldsmith and Other Properties, British Columbia	Manitoba Properties, Manitoba	Nuevo Milenio Property, Mexico	Total March 31, 2007
Acquisition costs
Balance, beginning of year	$ 100,241	$ 5,806	$ 374,753	$ 37,024	$ --	$ 517,824
Incurred during the year	99,000	3,714	145,020	50,528	--	298,262
Balance, end of year	199,241	9,520	519,773	87,552	--	816,086

Exploration and development costs
Incurred during the year
Assays and analysis	3,409	--	10,050	--	13,348	26,807
Community relations	41,327	--	--	--	--	41,327
Dredging and bulk sampling	464,781	--	--	--	--	464,781
Drilling	--	--	--	--	591,172	591,172
Geological and geophysical	181,500	97,809	28,941	133	152,119	460,502
Site activities	173,102	165	807	29,924	135,820	339,818
Stock-based compensation	--	--	--	--	33,153	33,153
Travel and accommodation	202,723	470	9,882	--	44,906	257,981
	1,066,842	98,444	49,680	30,057	970,518	2,215,541
Balance, beginning of year	464,940	52,119	170,586	11,311	107,198	806,154
Balance, end of year	1,531,782	150,563	220,266	41,368	1,077,716	3,021,695
Total Mineral Property Interests	$ 1,731,023	$ 160,083	$ 740,039	$ 128,920	$ 1,077,716	$ 3,837,781